Exhibit 1.2

Operator

Ladies and gentlemen, thank you for standing by. Welcome to Choice Hotels International’s Third Quarter 2023 Earnings Call. At this time, all lines are in a listen only mode. I will now turn the conference over to Allie Summers, Investor Relations, Senior Director for Choice Hotels.

Allie Summers, Investor Relations, Senior Director of Choice Hotels

Good morning, and thank you for joining us today.

Before we begin, we would like to remind you that during this conference call, certain predictive or forward-looking statements will be used to assist you in understanding the company and its results. Actual results may differ materially from those indicated in forward-looking statements, and you should consult the company’s forms 10-Q, 10-K, and other SEC filings for information about important risk factors affecting the company that you should consider. These forward-looking statements speak as of today’s date, and we undertake no obligation to publicly update them to reflect subsequent events or circumstances. You can find a reconciliation of our non-GAAP financial measures referred to in our remarks as part of our first quarter, 2023 earnings press release, which is posted on our website at choicehotels.com under the Investor Relations section.

This morning, Pat Pacious, our President and Chief Executive Officer, and Scott Oaksmith, our Chief Financial Officer, will speak to our third quarter operating results and financial performance. Joining us also today for the Q&A portion of the call is Dom Dragisich, current Executive Vice President, Operations, and Chief Global Brand Officer and former CFO. Following Pat and Scott’s remarks, we’ll be glad to take your questions. And with that, I’ll turn the call over to Pat.

Patrick Pacious, President & Chief Executive Officer, Choice Hotels

Thank you, Allie, and good morning, everyone.

We appreciate you taking the time to join us. I’m very pleased that Scott Oaksmith is joining us on our call today following his recent promotion to Chief Financial Officer. Scott has extensive experience across our finance division, and he’s well-known to all of you in the investment community given his interactions over the years. I’ve had the pleasure of working with Scott for 18 years, and I’m confident he’s the ideal person to lead our financial strategy.

His appointment demonstrates the depth of our bench and the importance of thoughtful succession planning. I’m also joined by Dom, who, as you know, served as our CFO for the past seven years and recently stepped into a newly created operational role, where he leads our brand segments, franchise development, segment services, and corporate development. Before I get into our quarterly results, I want to briefly discuss our proposal to acquire Wyndham Hotels and Resorts. We decided to make our offer public after six months of private negotiations that resulted in little progress.

Our goal is to resume a constructive dialogue with Wyndham’s board to make this combination a reality. We are confident that a combination with Wyndham represents compelling value for both companies’ shareholders, franchisees, associates, and guests. And we’ve heard positive feedback across these groups as well as from third parties. For Choice shareholders, our proposal provides significant financial and strategic benefits. Wyndham shareholders would receive a substantial premium and immediate value for their shares. And both sets of shareholders would have the opportunity to participate in the significant value creation that we believe a combined company would unlock. To put this in simple and direct terms, we are interested in combining with Wyndham because we respect their business, and we see it as highly complementary to what we have built. Together, we believe we can accelerate and build upon what each company could do on its own.

With an asset-light, fee-for-service model, we are confident that the combined company would generate stronger free cash flow and profitability, and have the financial strength to accelerate growth, quickly de-lever, and enhance returns to our combined shareholders. For franchisees, combining our companies would nearly double the resources available to $1.2 billion of spend on marketing and reservation activities, drive more direct revenue to their hotels with an even stronger rewards program, and lower their operating costs. As such, we see an even brighter future for the combined companies. We also see a clear path to completion, and we’re ready to move expeditiously and negotiate terms, including ways to provide market standard protections for Wyndham shareholders.

Importantly, while this transaction remains important and highly valuable for us to pursue, we remain laser-focused and committed to executing daily on our business and enhancing the value of Choice, as evidenced by our strong third-quarter results.

Now let’s turn to our quarterly results. Our distinct growth strategy and best-in-class franchising business engine, drove our adjusted EBITDA to record levels in the quarter. And I’m also pleased to say that we raised the midpoint of our full-year guidance, which represents a 12.3% increase in our adjusted EBITDA for the full year.

We expect to build on this strong momentum through the rest of the year as we grow our franchise business with hotels that generate higher royalties per unit while leveraging the investments we have made in our systems to improve our franchisees’ profitability. This impressive growth is fueled by the successful execution of our key strategies, which are unique to Choice. These strategies include executing the nearly completed rapid integration of Radisson Americas, which has already realized synergies 5% above our original plan and ahead of schedule, driving organic growth of our brand portfolio, and the quality of earnings with hotels that generate higher than brand average royalties per unit, investing in our brands designed to appeal to the guests of tomorrow while providing a compelling return on investment for our franchisees, increasing the velocity of hotel openings through our best-in-class hotel conversion capability, further bolstering our platform capabilities through strategic partnerships and other ancillary revenue opportunities, and expanding our international growth where we doubled our EBITDA contribution in the quarter.

Let me start with the successful acquisition of the Radisson Americas brands. When we executed this transaction, we made it clear that the Radisson Americas portfolio would be effectively integrated and contribute to our results in a timely manner. The successful integration process is tracking well ahead of schedule towards completion. Importantly, what our integration teams have accomplished with Radisson Americas further validates our capabilities to replicate this great success with the Wyndham combination.

The Radisson Americas acquisition has created a step function change in the size of our business, expanded our rewards program, extended our co-brand credit card opportunity, increased our geographic reach in the Americas region, and opened up new incremental earning streams. Thanks to our integration expertise and strategic investments in our state-of-the-art proprietary technologies, we have achieved $84 million in annual recurring synergies, exceeding our prior target by 5%, and we now anticipate additional future cost and revenue synergies. In the third quarter, we integrated the digital channels and rewards programs all within less than a year of acquisition. We are now delivering improved business performance to the Radisson Americas hotels as the process of onboarding these hotels onto our best-in-class business delivery engine is well underway. At the same time, we have been able to help our Radisson Americas franchise owners reduce reliance on third party distribution channels, and, as a result of our improved hotel footprint, we have recently negotiated improved terms for not only the Radisson Americas owners, but the whole Choice system with one of the major third party distributors. This in turn has helped lower the overall operating costs for our franchisees, which is so critical in a time of rising labor costs and interest rates.

Across the entire portfolio of brands, our franchisees and guests are reaping substantial benefits since the digital integration. Specifically, we are driving stronger performance for the Radisson Americas brands with bookings on our digital platform increasing by over 20% given the higher traffic and booking conversion rate on the Choice website and mobile apps. This in turn lowers customer acquisition costs for franchisees and following the integration of the rewards programs, we now have 63 million Choice Privileges members who book directly with our franchisees, pay them higher rates, and return more often than non-members, which all translates again to lower customer acquisition costs and higher margins for our franchisees. The entire Choice system now has access to over 1,600 nationally and globally managed corporate accounts and specialty accounts. And over 28,000 small to medium business accounts, from which we now can provide incremental revenue growth as we move ahead.

Radisson Americas properties are also enjoying access to our hotel profitability tool and Choice University, the most widely awarded learning program in the hospitality industry. As of today, at a pace faster than anticipated, we have seamlessly and effectively migrated 75% of Radisson Americas hotels onto our property management system. And we expect the remaining properties to be onboarded by the end of the year. With the full integration moving towards closure, we expect to help further drive Radisson Americas hotels’ top line performance and reduce their operating costs to bring their profitability to the next level as they leverage the power of Choice’s systems and tools.

The excitement generated by the Radisson Americas business unit is underlined by its performance. In the third quarter, the Radisson upscale brand RevPAR grew over 6% year-over-year, outperforming the upscale segment by 3 percentage points and achieving RevPAR index share gain versus competitors. Our future growth is now enhanced by the addition of the Radisson Americas brands to our best-in-class business delivery engine, and we believe we can provide similar benefits to Wyndham franchisees, if a transaction can be consummated.

Our selective organic unit growth strategy is also delivering results and enhancing the attractiveness of our brands. Over the last 5 years, we have expanded the reach of our franchise business in more revenue-intense segments. The new franchises in these segments are more accretive to our earnings, and are another key driver of our future growth. In fact, year to date through September, new hotels we added within a brand generated an average of 20% higher royalty revenue than hotels exiting the brand.

We are also executing new hotel openings at an impressive pace. Through September, we averaged more than 4 openings per week. This resulted in a 24% increase in openings year-over-year with 159 domestic hotel openings. At the same time, brand equity is elevating as we are seeing improved guest satisfaction scores and are enhancing our brand’s value proposition to consumers. We also continue to invest in our business. Our recent brand investments are designed to appeal to the guests of tomorrow while providing a compelling return on investment for our franchisees. And these investments are already gaining traction. Our first new Comfort prototype hotel opened this quarter and marks the next chapter for our flagship brand, which continues to attract significant developer demand with 136 projects in the pipeline. In addition, earlier this year, we debuted the next generation Sleep Inn prototype and a Country Inn and Suites room refresh. Our newest Extended Stay brand, Everhome Suites, is gaining meaningful traction across the development community with over 60 domestic projects in the pipeline, including 12 under construction.

Fueling our success is our commitment to strengthening the value proposition we provide to our franchise owners. In fact, over the past decade, we have tripled the number of rewards program members and raised the direct booking contribution to our franchisees by 50%. In the current hotel development environment, our more diverse and strengthened brand portfolio makes our core competency, a best-in-class hotel conversion capability, even more impactful. Specifically, in the third quarter, we drove a 27% increase in our global rooms pipeline growth for conversion hotels quarter-over-quarter and 11% year-over-year. We expect nearly 70 additional domestic conversion projects to open by year’s end. In addition, 72% of the domestic agreement awarded in the first nine months of the year were for conversion hotels. We are especially pleased with the prospects for our Radisson upscale conversion brand, given it generates, on average, 6x more royalty revenue than our economy portfolio.

Through our superior speed to market conversion processes and best-in-class franchisee support, we are able to move projects quickly through the pipeline. In fact, the velocity of our conversion openings has been so high that some conversion hotels never appeared in our quarterly reported pipeline numbers. Of all the domestic franchise agreements we executed for conversion hotels in the first nine months of this year, two-thirds have already opened or are expected to open by the end of this year. And we expect our brand portfolio conversion activity to remain robust for the foreseeable future.

We are also encouraged by the traction we are gaining in our efforts to expand our platform business and ancillary revenue growth opportunities. One example we’re very pleased with is the new co-brand credit card. This strategic partnership should be a long-term tailwind given that it continues to drive loyalty to our brands, as our rewards members with credit cards stay with us on average 4x as often as non-rewards members. On the international front, another exciting development benefiting our customers is a new strategic partnership with one of the largest hotel operators in Mexico, which is known for its portfolio of upscale, upper upscale, luxury hotels and resorts in Mexico and the Caribbean. The arrangement will grow our international portfolio and is expected to enhance Choice Hotels’ rewards program by allowing our members to earn and redeem points at these award-winning, all-inclusive properties.

Beyond this strategic partnership, we also continue to improve our international business performance. Our international portfolio-wide third-quarter RevPAR increased 14%, with the Americas region growing 25% compared to the same period of 2019. We believe we have a significant opportunity to further gain international market share and realize additional EBITDA growth in the coming years.

The results we achieved in the third quarter confirm the effectiveness of our deliberate approach to growing our company with hotels that generate higher royalties per unit. We remain confident in our versatile, asset-light, fee-based model, which has proven its ability to generate multiple avenues of earnings growth throughout various economic environments.

As we look ahead, we are well-positioned to build on the success we achieved in this quarter, and our powerful earnings algorithm and speed of execution will enable us to further capitalize on growth opportunities in 2023 and beyond.

I will now turn the call over to our CFO, Scott.

Scott Oaksmith, Chief Financial Officer, Choice Hotels

Thanks, Pat, and good morning, everyone. I’m excited to be joining you on the call today and continue to build upon the strong partnership we have developed over the last 18 years. I also look forward to working closely with Dom in his new role to drive our key financial objectives focused on maximizing long-term shareholder value.

Today, I’d like to provide additional insights on our third quarter enterprise and segment results, update you on our balance sheet and capital allocation approach, and share expectations as we move ahead. Throughout my remarks today, I would like to note that all figures are inclusive of the Radisson Americas portfolio and exclude certain one-time items, including Radisson Americas integration costs, which impacted the third quarter reported results. For third quarter 2023, compared to the same period of 2022, revenues excluding reimbursable revenue from franchised and managed properties increased nearly 9% to $219.6 million. Our adjusted EBITDA grew 12% to $155.9 million.

This was driven by strong, effective royalty rate growth, organic growth in more revenue-intense segments and markets, the successful integration of the Radisson Americas portfolio, and the robust performance of our platform, procurement, and international businesses. And our adjusted earnings per share were $1.82, an increase of 17%. Let me turn to our key revenue levers, which include our unit growth, royalty rate, and RevPAR performance. In terms of unit growth, our portfolio’s absolute size and the royalty revenue per hotel are key advantages.

Our strategic goal has been to accelerate quality room growth in more revenue-intense segments and markets by simultaneously growing our effective royalty rates, which ultimately results in an outsized increase in royalties. In addition to our mixed-shift strategy for the broader portfolio, we are driving more revenue intensity at the individual hotel and brand level across the system. In fact, year-to-date through September, new hotels we added within a brand continue to generate an average of 20% higher royalty revenue than hotels exiting the brand.

Our domestic system size of the more revenue-intense upscale, extended stay, and midscale segments for Choice’s legacy portfolio grew by 1.6% for units and 1.9% for rooms year-over-year. At the same time, both units and rooms in our international portfolio increased approximately 1% year-over-year. We are particularly pleased with the growth of our international rooms pipeline, which nearly doubled in the third quarter year-over-year. During the quarter, we also leveraged our best-in-class conversion capability as we expanded our global rooms pipeline for conversion hotels by 27% since the last quarter.

These results demonstrate that the deliberate decisions and strategic investments we have made and will continue to make in our value proposition franchisee tools, brand portfolio, and platform capabilities are contributing strong returns across all our segments. First, we strengthened our upscale franchise business. For the first nine months of 2023, we grew our domestic upscale units by 11% year-over-year, highlighted by a 50% increase in the number of new hotel openings. Second, we accelerated our growth in the extended stay segment.

For the first nine months of 2023, we grew our domestic extended stay unit system size by 13% year-over-year, highlighted by a 38% increase in the number of new hotel openings. At the same time, we grew our domestic extended stay conversion room pipeline by 36% year-over-year. We remain very optimistic about our extended stay franchise business growth and expect the number of our extended stay units to increase an average annual growth rate of more than 15% over the next five years. Third, we continue to invest in our mid-scale portfolio, and as of the end of the third quarter, we reached over 4,300 domestic hotels.

In fact, after executing a franchise agreement, our mid-scale properties opened their doors as royalty-generating hotels in just under 100 days on average. And fourth, our economy segment transient hotels are continuing to benefit from the improved value proposition. As a result, in this segment, year-to-date through September, new hotels we added continue to generate an average of 20% higher royalty revenue than hotels exiting. Our effective royalty rate also continues to be a significant source of revenue growth.

Our domestic system effective royalty rate for the first nine months of 2023 increased 6 basis points year-over-year representing $4.4 million of incremental royalties including a 6 basis point increase for the Choice legacy brands to 5.1%. The third revenue lever I will discuss is our RevPAR performance. Our third quarter RevPAR increased 12.1% from the same quarter 2019 including 13.7% growth from the Choice legacy portfolio.

RevPAR was down 80 basis points year-over-year in the quarter reflecting tougher year-over-year comps as we were the first hotel company to return to and significantly exceed pre-pandemic RevPAR levels. While we expected softness in the lower mid-scale and economy chain scales in the back half of this year, we are optimistic about RevPAR growth prospects for the coming year given the favorable long-term business and leisure trends and the initiatives we put in place to capitalize on these tailwinds. As Pat mentioned, we continue to build on the strong momentum of our platform business. Specifically, in the third quarter, we increased our platform and procurement services fees by 8% to $15.5 million compared to the same period of last year.

We believe that we can drive this strong revenue growth in years ahead as we increase the number of products and services we offer to nearly 7,500 hotels, millions of guests, and other travel partners while expanding our platform. At the same time, as a result of our strong organic growth and the acquisition of Radisson Americas, we doubled the EBITDA contribution of our international portfolio in the quarter. I’d like to now turn to our well-positioned, low-leveraged balance sheet marked by gross debt to EBITDA of 2.7 times, which continues to be below the low end of our targeted range of three to four times.

Year-to-date through October, we’ve returned over $390 million to shareholders, this included nearly $57 million in cash dividends and $335 million in share repurchases.

Over the past year alone, we have repurchased nearly 8% of our outstanding shares and returned over half a billion to shareholders. With our strong cash flow and debt capacity, we are well positioned to continue accretively growing the company. Our strong capital structure positions us well to increase investments to further expand the scale of our business to drive franchisee and shareholder value. It can also effectively support the acquisition and successful integration of Wyndham.

Beyond our focus on continued organic earnings growth and the large strategic opportunities we have discussed, we will continue to make targeted investments in our business to drive growth focused on hotels that generate higher royalties per unit, further enhance the franchise owners’ value proposition while expanding our international and platform business. I’d like to turn to our expectations for the remainder of the year. For full year 2023, we are raising the midpoint of our adjusted EBITDA guidance to $537.5 million, which represents 12.3% growth at the midpoint year-over-year, and approximately 44% growth compared to the full year 2019. From a full year perspective, when assuming a like for like portfolio, our organic adjusted EBITDA, excluding Radisson Americas, is expected to grow an impressive 8.4% over the prior year.

For full year 2023, we are also raising our adjusted diluted earnings per share to range between $5.95 and $6.03 per share. Underlying our outlook are the following assumptions for full year 2023. We are updating our expectations for domestic RevPAR to be approximately 1% year-over-year, which builds on the approximately 13% growth relative to 2019. We expect domestic system growth of the more revenue-intensive segments to be in line with our prior guidance of approximately 1%.

And finally, we are maintaining our outlook for full year 2023 effective royalty rate to grow in the mid-single digits year-over-year. As we look into 2024, we continue to expect to generate adjusted EBITDA growth of approximately 10% year-over-year, driven by incremental contribution from Radisson Americas, as well as organic growth in more revenue-intense segments and markets, strong effective royalty rate growth, and other factors. This outlook does not account for any additional M&A activity. Today’s results are a testament that our strategy is working, and we intend to keep investing in those areas of our business that will generate the highest return on our capital.

At this time, Pat and I would be happy to answer any questions. Operator?

Operator

Thank you. Ladies and gentleman, if you would like to ask a question please press star followed by one on your touchtone phone. You will then hear a three-tone prompt acknowledging your request. If you would like to withdraw from question queue, please press star followed by two. And if you are using a speakerphone, you will need to lift the headset before pressing any keys.

Please go ahead and press star now if you have any questions.

And your first question will be from Sean Kelly at Bank of America. Please go ahead.

Shaun Kelley, Senior Research Analyst, Bank of America

Hi.

Good morning, everyone. Thank you for taking my questions. And, Scott, congrats on the promotion. I’d love to lead off, Pat, with the sort of, I think, very obvious high-level question of sort of what are the next steps here for Wyndham? So, as we see it, obviously you’ve taken your offer public.

Is the next step a possible proxy battle. Are you thinking about directly buying shares in Wyndham? Is that an opportunity for you? Or is there a way to address maybe some of the very specific concerns that they put out in their detailed response, including maybe being willing to move above what I think you deemed as market standard protections? Would you be willing to go above that to get conversations to further evolve here? Thank you.

Pat Pacious, President and Chief Executive Officer, Choice Hotels

Thanks, Shaun. I appreciate it.

I think the top priority, as we’ve been talking to our shareholders, their shareholders, our franchisees, their franchisees, the top priority is to get re-engagement to come back to the table. Every issue that’s been identified can be solved by coming back to the table and negotiating. These are two great companies. We think combined, we would be in an even better position to deliver this incredible value to stakeholders.

I think as you’re all aware, we’re very committed to this transaction. We’ve been evaluating this over the last 10 months. There’s a lot of value to be created here. And the strategic rationale is just simply too compelling not to see it all the way through.

As far as seeing if there’s additional value to be unlocked, there can be additional value to be unlocked if Wyndham re-engages. I think as you mentioned, some of these questions around how to protect the risk allocation, we’re well advised and we’re confident in our ability to complete this in a reasonable timeframe. We are willing to offer transaction terms as we stated to them when we were talking privately that provide the appropriate level of risk mitigation and certainty for their shareholders. So a lot of these conversations are things that we want to continue to engage Wyndham on, but we’re going to do that with them privately.

But we’re well advised, we’re well aware of what our options are to see this all the way through, and we’re confident we’ll get the transaction completed.

Shaun Kelley, Senior Research Analyst, Bank of America

Thanks. And just to be very clear, if we kind of stay in this agree to disagree moment, because, again, you want them back to the table, but they’ve been, I think, pretty clear that some sort of economic move probably needs to occur for them to do so. So, I mean, again, can you give us any sense of the options of what that could entail to push that along? And again, hopefully, I think, in all terms, turn this conversation friendly.

Would you budge on economic terms here to help, I guess, return them to the table? Is that on the table for you?

Patrick Pacious, President and Chief Executive Officer, Choice Hotels

Well, you’re not going to be surprised, Sean. I’m not going to have that conversation on this call, but we’re happy to have that conversation with the Wyndham board.

Shaun Kelley, Senior Research Analyst, Bank of America

Fair. Thank you very much.

Operator

Thank you. Next question will be from Stephen Grambling at Morgan Stanley. Please go ahead.

Stephen Grambling, Senior Equity Research Analyst, Morgan Stanley

Hey, thanks. So I’m just going to follow up on Sean’s questions with maybe a little bit more direct of a question.

Just how do you think about the right level of termination fee and or willingness to put a collar in place? Are there any comparable transactions that you look at?

Patrick Pacious, President and Chief Executive Officer, Choice Hotels

Yeah, thanks, Stephen. I mean, obviously, when you look at an opportunity like this, we’ve looked at what market terms look like for deals of all different sizes and shapes. A lot of it comes down to how each side is evaluating the execution risk. One of the benefits of bringing the proposal public three weeks ago is we’ve been able to engage in pretty extensive conversations with our franchisees, many of whom are their franchisees.

I would say in the last three weeks we’ve probably spoken to hundreds of franchisees across the spectrum. They’re very supportive of the combination. These are sophisticated investors themselves, and they immediately grasp how a combination like this is going to improve their profitability. They see more direct bookings, they see a larger rewards program, and they understand how that can drive down their costs and improve their profitability.

So, understanding the sort of execution risk around getting a deal like this completed, the last three weeks I think have been really supportive from the input we’ve heard from franchisees, from shareholders, and from third parties on seeing a transaction like this happen. So, I think when you look at evaluating that, the last three weeks have really helped us understand what it’s going to take. I mean, effectively, we’re looking for the opportunity to have sufficient time to get through the required approvals to make this transaction occur.

And I think, as you said, have we looked at market terms? Yes, we have, we understand what those are and we’re certainly willing to engage in those conversations with the Wyndham Board.

Stephen Grambling, Senior Equity Research Analyst, Morgan Stanley

And maybe two quick follow ups. One, have you then had conversations with the SEC or how would you frame the path there? And an unrelated M&A question, how do we think about the licensing fees that you’ve earned from Bluegreen and the impact from the HGV transaction?

Patrick Pacious, President and Chief Executive Officer, Choice Hotels

Yeah, let me talk about the HGV transaction. We’re well aware of their transaction.

We’ve been in discussions with them. I think it’s important for investors to understand that there is a change of control provision in the existing Bluegreen agreement. And we provided a lot of benefit to that entity over the past, I think it’s probably a dozen years, I think, close to a dozen years, we’ve had a great working relationship with Bluegreen. And we would expect that’s going to continue when HGV takes control as well.

So, we’re looking forward to those conversations and creating more value. As far as engaging with regulators, it’s too early in the process, but it is something we’ve obviously looked at. We’ve been studying this, as I said, for about 10 months, and we feel very confident that there’s a clear path to completion to get this transaction through the required approvals.

Stephen Grambling, Senior Equity Research Analyst, Morgan Stanley

Thank you.

Operator

Thank you. Next question will be from Michael Bellisario at Baird. Please go ahead.

Michael Bellisario, Senior Research Analyst, Baird

Thanks.

Good morning, everyone.

Just one more question, first on the topic of Wyndham.

I think you mentioned, or you said, if Wyndham reengages, I mean, you obviously have to reengage too. It takes both sides to do a deal. So, I guess my question is, how long do you let the process go in the public realm before you either say, enough is enough and we’re going to go do something different or we’re going to walk away from the deal? Just trying to understand the thought process about how long it hangs out in the public market, in the public realm. Thanks.

Patrick Pacious, President & Chief Executive Officer, Choice Hotels

Yeah, I think, Michael, we’re obviously--we were looking to continue the conversation at the time that they kind of surprisingly disengaged. So, we are hopeful that through the conversations we can have in the future, we’re going to get back to the negotiating table. You know, I think it’s important for us to realize we are aware of the calendar. You know, we have, as a company, have been very patient in our growth strategies.

But when we look at what the opportunity here sitting in front of us is today, the time to execute this transaction is now. If you look at our franchisees and you look at the costs that they are bearing with rising labor costs, rising interest rates, and the pro-competitive nature of what’s happening in our segments, now is the time to get a transaction done. I think when we’ve discussed this with the Wyndham Board and with their shareholders, everybody sees the strategic rationale of getting this transaction done. So, it’s just a matter of getting back and getting engagement again and realizing that the issues that remain are things that can clearly be met and answered if we’re able to get back into the negotiating room and solve these issues.

Michael Bellisario, Senior Research Analyst, Baird

Got it. And then just one follow-up on the AAHOA statement. I know the public one came out and stated that they don’t support the transaction. Can you maybe help us understand sort of their role and their influence in the industry, especially with your franchisees?

Patrick Pacious, President & Chief Executive Officer, Choice Hotels

Yeah, I think what’s important is, we as an organization have seven franchisee associations. These associations elect their own members. And those are the associations that we’ve been talking to about this transaction. They are most familiar with our programs, they’re most familiar with all of the benefits we bring to them, the cost reductions that we’ve been able to achieve. And it’s been really exciting in the last three weeks talking to our franchisees and seeing their enthusiasm.

They see this combination not as a promise that these benefits are coming their way, it’s a reality. Because we’re achieving those cost-benefit reductions for them right now through the Radisson acquisition. The cost reductions we’re able to drive are going across not just the Radisson brands, but all of the Choice legacy brands. And so this is a reality that’s occurring now.

And so our franchisees are seeing that performance improvement on the top line. They’re seeing the cost reduction on their bottom line. And ultimately, they see this combination as something that could really accelerate and be a real game changer for their brands. And as I said, many of them own Wyndham brands as well.

So, the response we’ve heard has been very enthusiastic. And they get it, they understand that this is something that’s going to benefit them at the street corner level.

Michael Bellisario, Senior Research Analyst, Baird

Fair enough, thank you. And then just one unrelated question on the fundamental front, just on the pipeline, kind of trying to focus on the domestic rooms here.

Conversions look like they stepped way up, so maybe what happened on the new construction front and are you seeing any incremental pressures on the signings front there? Thank you.

Scott Oaksmith, Chief Financial Officer, Choice Hotels

Yes, Michael, thank you. Yeah, we are very pleased with what we’ve seen on the conversion side. As you know, that’s something that we’re very good at as a company, driving the conversion market.

Two-thirds of our openings typically come through conversion so we’re able to grow in all market conditions. And even if the financing environment becomes a little bit tougher, we have the ability to grow in all market conditions. I point back to the great financial crisis where about 90% of our openings came from conversion. So, we’re pleased with what we’re seeing on the step up of conversion. In terms of new construction, we’re still seeing a lot of great demand there. I think one thing Pat mentioned is our investment in our brands as we continue to look at ways to drive down the cost of our prototypes to make them more financeable. And for the most part, our owners are more small business owners that still have access to that local level bank that’s able to still drive and finance new construction of hotels. As an example, since we relaunched the Cambria brand with a lower cost prototype, we’ve signed 23 new agreements since its launch.

So, we’re pleased with our ability to continue to drive conversions, as well as make our new construction prototypes more affordable to continue to build in all market cycles.

Operator

Did you have any further questions?

Michael Bellisario, Senior Research Analyst, Baird

All set, thank you.

Operator

Thank you. Next question will be from David Katz at Jeffries. Please go ahead.

David Katz, MD and Senior Equity Analyst of Gaming, Lodging & Leisure, Jeffries

Hi. Good morning. I appreciate all the detail on the strategic rationales and all the background, but my one question is on the back side of this.

Leverage is getting up to a relatively high level, higher than I think historically you’ve seen, at least in my covering tenure. Just how do you get comfortable with that and talk about how long you expect that leverage level to stay there? Thanks.

Scott Oaksmith, Chief Financial Officer, Choice Hotels

Thanks, David. Yeah.

As you said, we’ve typically operated at targeted leverage levels that are three to four times. And we’ve typically been below that, which really shows the strength in our balance sheet, which allows us to think about a transaction like this. We don’t enter into that lightly, but for such a transformative acquisition, we think it’s prudent to be able to leverage up the balance sheet temporarily and then quickly de-lever. As you know, we are a very high free cash flow generating company, as is Wyndham.

So, the combination of those two can handle a little bit higher debt load on the short term We’ve pressure tested it. We believe that even with a slightly elevated leverage, we can continue to reinvest in the business to grow, as well as de-lever. And we kind of think we can do that within 24 months, a little over that timeframe to get back to the high end of the three to four times targeted ratios that we have.

David Katz, MD and Senior Equity Analyst of Gaming, Lodging & Leisure, Jeffries

Got it.

And would there notionally be some refinancing required? And with the cost of debt involved, are you sort of comfortable that — this, where we sit today, I guess, right, the cost of debt, lends itself to doing this. And before I forget, congrats on the promotion, Scott, I should really have said that at the outset.

Scott Oaksmith, Chief Financial Officer, Choice Hotels

Thanks, David. No, we, we are comfortable.

There are a few, when you look at our bonds that are outstanding, that can be rolled over in the transaction, but there will be new debt that needs to be issued. And we’re comfortable with what we see in the marketplace as far as interest rates that we’ll be able to de-lever quickly. Our interest coverage ratios will be at least 3x coming out of the gate post-combination. So, we’re comfortable, again, that we can invest in the business.

We’ve stressed it if we saw a recession. And again, feel very comfortable that businesses can handle the deadload. And again, de-lever quickly.

David Katz, MD and Senior Equity Analyst of Gaming, Lodging & Leisure, Jeffries

Thank you very much. Appreciate it.

Operator

Thank you. Next question will be from Robin Farley at UBS. Please go ahead.

Robin Farley, MD and Research Analyst, UBS

Great. Just circling back to the topic of next steps, and I know you’ve discussed it a bit already, but if Wyndham continues to not engage, and that’s their public stance still, is the next thing that you have to wait until May to have, something in front of shareholders? Is that something you’re prepared to do sort of timing-wise, and that, I don’t know if you feel that that there would be any sort of uncertainty between now and then that can impact franchisees on either side.

Patrick Pacious, President & Chief Executive Officer, Choice Hotels

Yeah, Robin, I would just say we’re well advised about what the potential options are to continue to move this ball forward and get the transaction consummated. I’m not going to speculate on sort of what will happen between now and the next several months here, but we’re confident we’re going to get this done. We’re going to do everything we can to drive re-engagement from the Wyndham side.

And as I said, we’re aware of what the opportunities are and the options are, and we’re also aware of what the calendar looks like in order to get the transaction completed.

Robin Farley, MD and Research Analyst, UBS

Okay, okay, thank you. And just as a follow-up, are you expecting any more removal to Radisson when we just look at the change in the number of Radisson properties among all of the brands combined from Radisson? In terms of any more removals from that system from here forward, more than maybe what you would think of as a typical rate, just looking at the change in the last couple of quarters, and then also just that kind of related on total room count for the full year, if your expectation for that and whether that’s changed. I know the 1% increase in the revenue intense segments, but just thinking about on a combined basis and whether that’s changed since last quarter and just looking at the Radisson removals? Thanks.

Scott Oaksmith, Chief Financial Officer, Choice Hotels

Thanks. Yeah, so in terms of net unit growth, we’re really pleased with when you look at our legacy Choice brands and our revenue intensive units, they’re up 1.6% year-over-year, and our rooms are up 1.9%. So, we’re very pleased with that. And in terms of Radisson, all of the deletions that we’ve had at this point in time were ones we expected that we had underwritten in the deal.

So no surprises at this point. We should be on the back end of that at this point in the cycle, as we’re now about a year into the acquisition. So we’re confident that we can grow both the flagship Radisson brand as well as the Country Inn brand. Our plans for the Radisson brand will most likely be to grow through the conversion engine, so we believe we’ll be able to kind of bring that back to new unit growth coming in 2024 and beyond.

For Country, it’s going to be a mix of conversions and new construction, so the timeline for growth on that may be a little bit elongated given the new construction environment, but we’re very confident that with both those brands that we can grow those on a significant scale for the company.

Patrick Pacious, President & Chief Executive Officer, Choice Hotels

Yeah, Robin, I would just say too on the Radisson brand itself, the amount of refinancings that are going to occur in the next 18 months for upscale full-service hotels is fairly elevated, and that’s a real opportunity for brands to come in and re-flag, and our development team for the upscale segment is engaged in a lot of those conversations. So, we do think that sort of reshuffling of potential financing is going to lead to more opportunities for us on that conversion, upscale full-service conversion opportunity, as Scott said.

Robin Farley, MD and Research Analyst, UBS

Okay. Great. Thanks very much.

Operator

Thank you. Next question will be from Meredith Jensen at HSBC Please go ahead.

Meredith Jensen, US Consumer Equity Research Analyst, HSBC

Yes. Hi. Thanks. I just wanted to speak a little bit about the extended stay portfolio and how we can think about segmentation between economy and then mid-scale with Everhome and then the potential sort of white space for upscale extended stay and sort of timing or thoughts on that front. Thanks.

Patrick Pacious, President & Chief Executive Officer, Choice Hotels

Yeah. Welcome, Meredith. And I’ll start and then Scott can sort of fill in. I mean, I think when you look at the extended stay opportunity for us, we’re really excited by the four brands that we have in that segment.

I think, as we’ve stated publicly, we expect our compound annual growth rate over the next five years to be in the double digits, like 15% growth going forward. We’re really excited by what we’re seeing at Everhome. We had a developer summit down in Atlanta a couple of weeks ago that was standing room only for that brand, and as we mentioned, we’ve got 1,200 construction and a lot of developer interest for Everhome in particular.

We’re also seeing a lot of conversions from transient hotels to extended stay hotels, and if you look at our mainstay and suburban brands and the growth that we’re seeing there, those two are also contributing significantly.

I think when you look at the white space, as you mentioned, an upscale extended stay brand is not something we have today. It is something that as we built our upscale capabilities with Cambria and now the Radisson acquisition, and we have our already strong competency in Extended Stay, that’s a white space in our portfolio that could be filled with a future brand launch or potential acquisition.

Scott Oaksmith, Chief Financial Officer, Choice Hotels

Yeah, I’ll just add to Pat. I mean, as he mentioned, we’re very excited about the opportunity.

When we look at our pipeline of Extended Stay hotels, we’ve got over 360 hotels. With the profile of that developer, Institutional Capital, we have the systems put in place with over 60 field service people to make sure that we’re driving what they call Extended Stay occupancy, which is so important in that business.

So, we’ve proven our business model with the WoodSpring brand, which has really been a great acquisition for us, and we’ve been able to accelerate the growth of that. And developers have seen that, and we’re bringing that to the mid-scale segment with Everhome.

So, we are very pleased with where that is today with the 1,200 construction and 60 in the pipeline, and see an acceleration of the demand trends. If you look at the Infrastructure bill and reassuring of American jobs, we see there’s a huge amount of new business coming in, $50 million to $100 million room nights over the next decade that really are going to feed the extended stay profile and having the WoodSpring brand and building out the Everhome brand, we’re well positioned to capture that demand.

Meredith Jensen, US Consumer Equity Research Analyst, HSBC

Great, thanks, super helpful.

Operator

Next question will be from Joe Greff at JPMorgan.

Joseph Richard Greff, Analyst, JPMorgan Chase & Co

One thing that was noticeable to us in the third quarter was a nice reduction in adjusted SG&A, both year-over-year and sequentially. Can you talk about what’s embedded in the fourth quarter?

And then with respect to your $580 million, $590 million of 2024 EBITDA guidance, what’s contemplated as an adjusted SG&A number there? And then I have a follow-up.

Scott Oaksmith, Chief Financial Officer, Choice Hotels

Yes. so as we’re currently working through our 2024 budget, we feel very confident on the 10% EBITDA. In terms of during the quarter, our SG&A did decline, adjusted about $3.3 million, and really, it was mainly around a couple of things. One, just the timing of some incentive compensation that was recognized in Q3 of the prior year as well as some of it we started to step down and realize the synergies on the Radisson. So, if you think about Radisson, it’s about $19 million of total SG&A for the year, and we expect to eliminate about $13 million of that for a $6 million run rate. So, when you look at Q4, I would think about that to be kind of similar a reduction against Q4 of last year when you’re modeling that out.

And then going forward, you would expect us to be able to kind of maintain SG&A growth rate in that low, single digit year-over-year.

Joseph Richard Greff, Analyst, JPMorgan Chase & Co

Perfect. And then going back to the fund with Wyndham. I believe you mentioned or maybe it came from them or previous conversations I’ve had with you that you were talking about pro forma free cash flow of about $1 billion a year. Can you maybe refine that a little bit and talk about the pieces that get you there if I’m correct in that $1 billion pro forma free cash flow that I’m presuming includes a fully synergized EBITDA level in there? And that’s all for me.

Scott Oaksmith, Chief Financial Officer, Choice Hotels

Yes. So that $1 billion is really representative of what we had available to service debt. So that was before interest expense. So, if you think about kind of a synergized EBITDA multiple, EBITDA of around $1.4 billion of the two companies and you take out taxes, CapEx, and the dividend, that gets you right around that $1 billion available cash flow to service debt and then you would have, obviously, interest expense and then the remaining ability to de-lever. So that’s where that $1 billion came from.

Joseph Richard Greff, Analyst, JPMorgan Chase & Co

Got it. And so if we have interest expense stand-alone for two companies and then pro forma for the deal, that stands at about $500 million of pro forma free cash flow?

Scott Oaksmith, Chief Financial Officer, Choice Hotels

I would say it’s a little bit north of that based on what we’re modeling, probably closer to the $700 million.

Patrick Pacious, President & Chief Executive Officer, Choice Hotels

We’re thinking we’re going to have interest coverage of well over 3x if you think about the pro forma business.

Operator

Next question will be from Dan Wasiolek at Morningstar.

Dan Wasiolek, Senior Equity Analyst, Morningstar Inc.

Two, if I may. So going back just to RevPAR guidance. I know slight revision downward. Anything in the environment that you would call out that’s maybe changed over the last few months?

And then I guess the second question, in your conversations with third-party owners looking to convert or sign into your umbrella, are there any owners looking to pause until there’s some resolution with the Wyndham deal?

Scott Oaksmith, Chief Financial Officer, Choice Hotels

In terms of the RevPAR guidance, really, this is a factor of tougher comps as we go through the year. When you look at – as we mentioned on the prepared remarks – our Q3 RevPAR for Choice legacy, it is still up 13.7%. And many of our competitors are under 10% against 2019. So really just that we recovered faster. And we haven’t seen anything change in the business in terms of occupancy level and ADR levels.

And then when you look at Q4, we had a really, really strong Q4 last year. We were about 6% higher than the prior year and then 20% higher than 2019. So really, just the deceleration of RevPAR is something that we had talked about at the beginning of the year that we expected during the year given just the tough comps. And while we’re still working on our 2024 budgets, we do expect growth in RevPAR in 2024.

Patrick Pacious, President & Chief Executive Officer, Choice Hotels

And then Dan, on the signings for new franchise agreements, I mean, Dom and I were just out in Phoenix on Sunday and Monday with about 200 of our franchisees – several of our other executives were there as well. And obviously, the topic they wanted to talk about was their enthusiasm around the Wyndham combination but right on the back end of that, they wanted to talk about either improving their hotel or signing their next agreement with us.

So, we’re seeing a lot of enthusiasm. A lot of this is based off of where we’ve gone with our brands and the value prop we’ve created and the return on investment that they’re seeing from our existing brand portfolio. So, we’re not seeing anything where owners are telling us they want to pause. We’re actually seeing owners who continue to be enthusiastic. And as we said in our remarks, A lot of this is a conversion game right now. And this is where Choice Hotels over the past has always sort of exceeded expectations from that standpoint just given our brand portfolio and the support we provide to franchisees who are looking to convert into our flags.

Operator

Next question will be from Alex Brignall at Redburn Atlantic.

Alex Brignall, Analyst, Redburn Partners

It’s really just on the Radisson deal, you’re obviously ahead of schedule, and I should think that, that plays a lot into the EBITDA upgrade. Does that increase the ultimate achievable synergies that you anticipate? Or have you just been faster at extracting the synergies that you had in mind in the first instance.

Scott Oaksmith, Chief Financial Officer, Choice Hotels

It’s actually a combination of both. So we’re about 5% ahead of the realized synergies that we initially had underwritten in the deal, and we’ve achieved them faster than we thought. And we’re not done at this point in time. We still think there’s additional opportunity to find more synergies over the next quarter or 6 months.

So we’ve been very pleased with the ability to extract synergies, and it’s really a muscle we’ve built as a company first with the WoodSpring acquisition and now Radisson. And as Pat mentioned before, it’s kind of proving out in real time that that as a management team, we do know how to acquire companies to integrate them quickly and produce the benefits that we’ve talked about. So a combination of both there.

Patrick Pacious, President & Chief Executive Officer, Choice Hotels

Yes. Alex, the other thing that normally I think companies up in integration is the technology stack, and we took and built out our res system in the Amazon Cloud, and we did that about 4 or 5 years ago. That’s provided the scalability and the extensibility that you need when you’re combining with more hotel rooms, more brands and more travel partners.

And so because we’ve made the investments in those proprietary technologies, it allowed us to do the integration of the digital platforms and the loyalty programs in 11 months which is pretty remarkable. And as I said in our remarks, that’s something that we see as our ability to realize the synergies quickly in a Wyndham transaction and bring those benefits to the franchisees in a really, really short time frame.

Alex Brignall, Analyst, Redburn Partners

Fantastic. And then just as a follow-up, on the RevPAR environment, I guess it’s very easy to say that you might have known the comps kind of as we went into the quarter. And so the kind of slowdown or the reduction in the guidance is kind of just squaring off. As you look into Q4, what’s your expectation of where RevPAR growth will come in for the domestic business? And then I guess if we’re kind of exiting it flat or down. What are the things that will then change to make RevPAR turn positive for 2024?

Scott Oaksmith, Chief Financial Officer, Choice Hotels

Yes. So in terms of Q4, we expect RevPar to be slightly negative through year-to-date, we’re at about 1.4%. So to get down to the approximately 1 that does imply a slightly negative environment. But when you look at that — if you look at kind of — it really is still accelerating against 2019, as I mentioned earlier, 20% RevPAR increase last year over 2019. So even if we are slightly negative, we’ll be ahead of the pacing of 2019 that we were in third quarter, which was close to 14% on our legacy brands. In terms of next year, we’re still early in our budgeting process, but I still believe there is an ability to continue to push rate. When you look at the long-term tailwinds. I think first quarter may be a little tougher, again, back to comps given that we were a little bit stronger in the beginning of the year. But most of the prognosticators believe that leisure travel and business travel will continue to accelerate second quarter and beyond.

And really, it’s a function of the economy as we kind of ride through this I think we feel like the prognosticators said we feel like we’ve avoided a recession and then we see the long-term tailwinds of increasing retirements of the baby boomers and 3.5 million additional retirees every year, which are a big driver of leisure travel, remote work and leisure travel continues to be strong, 30% of all business trips are now expected to have a leisure component to it. And then as I mentioned earlier, the reinsuring of American jobs and the infrastructure bill are really good tailwinds for drive in our consumers and our brands.

Patrick Pacious, President & Chief Executive Officer, Choice Hotels

Yes. And I think that’s the demand picture. And I think when you look at the supply picture, the supply growth for next, I think it’s expected to be around 1%. So when you have a much more slower supply growth with that demand increase going up, it paints a nice picture for a healthier RevPAR environment moving forward.

Operator

Next question will be from Brandt Montour at Barclays.

Brandt Montour, Research Analyst, Barclays

Just everything you guys have given so far has been helpful. And most of my questions have been asked and answered. So just one for me and back on Wyndham from a longer-term strategy perspective, you guys have been focused on RevPAR intensive segments and sort of less on the economy segment. Whereas Wyndham is most prominently economy branded in terms of the center of their gravity and launching new brands in economy. So I guess would a combination be a change in your – would that maybe constitute a change in your long-term strategy from a mix perspective? How do you think about sort of bridging those two sort of worlds there?

Patrick Pacious, President & Chief Executive Officer, Choice Hotels

No, quite the opposite. We see enough lately strategy. I mean when you look at the natural fit and the complementary nature of the 2 companies, as we said, we respect the business that they do, we respect the brands that they have in the economy segment. And we think with a much larger footprint and the financial capacity there’s opportunity here to grow the brand equity and to grow the royalty contribution coming from each hotel, similar to what we’ve been doing, not just in the revenue intense segments, but we’ve also been doing that in our economy segment. I think it’s very important that investors understand that, that a revenue-intense strategy is coupled with a brand improvement strategy that’s occurring in our economy brands as well. And we think there’s an ability here with 2 companies together to unlock that kind of value in their brands and ours as well.

Scott Oaksmith, Chief Financial Officer, Choice Hotels

If you think about just the combination and reservation fund that I know we’ve talked to a lot of investors and a lot of analysts about. I mean you’re effectively taking what is a $600 million marketing and reservation fund on both sides of the equation, combining that probably some synergy there as well. So you’re effectively sitting in a position where you deploy well $1.2 billion of marketing and reservation capability to drive traffic into these hotels. So in addition to what Pat’s saying, where what we’re seeing at choice is every economy product that’s coming into the portfolio today is driving 20% more revenue versus what’s leaving the portfolio, you’re going to be able to actually drive even further performance in those brands as well as our two segments in upscale and an extended stay. So that’s a huge complement to the transaction as well.

Brandt Montour, Research Analyst, Barclays

That’s really helpful. Actually, one more for me, if you don’t mind. The CapEx in the quarter looks like it stepped up a little bit quarter-over-quarter and sort of, I guess, it looked like a little bit higher than the last several quarters. Anything in there that you want to highlight one time or otherwise?

Scott Oaksmith, Chief Financial Officer, Choice Hotels

We do have some onetime costs around. We’re actually about ready to relocate our corporate offices down the street here. So effective December 1, we’re moving. So we’ve had some elevated CapEx related to the leasehold improvements on the new space.

Operator

And at this time, we have no further questions. Please proceed.

Patrick Pacious, President & Chief Executive Officer, Choice Hotels

Well, thank you, operator, and thank you, everyone, again, for your time this morning. We’ll talk to you again in February when we announce our fourth quarter and full year 2023 results. Have a great day.

Operator

Ladies and gentlemen, this does indeed conclude your conference call for today. Once again, thank you for attending. And at this time, we do ask that you please disconnect your lines.